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                             May 16, 2022

       Mary Doyle
       Chief Financial Officer
       Great Ajax Corp.
       13190 SW 68th Parkway, Suite 110
       Tigard, Oregon 97223

                                                        Re: Great Ajax Corp.
                                                            Form 10-K for the
fiscal year ended December 31, 2021
                                                            Filed March 4, 2022
                                                            File No. 001-36844

       Dear Mary Doyle:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the year ended December 31, 2021

       Notes to Consolidated Financial Statements
       Note 2 - Summary of Significant Accounting Policies
       Investments in Beneficial Interests, page F-18

   1. We note your accounting policy for your Investments in Beneficial Interests. Please address the following:
                                                            Please clarify for
us and in your filing how you account for these investments upon initial
recognition. In this regard, we note your disclosure on page F-31 which states that that you have
either sponsored or contributed assets to the securitization trusts. Within your
response and your revised disclosure, please address the
                                                            accounting for
situations when you have sponsored the securitization trust and situations when you
have contributed assets to the securitization trust, if accounting for such
transactions is different. Please refer to ASC 325-40-30.
                                                            We note your tables
on pages F-31 that includes beneficial interests in securitization
 Mary Doyle
Great Ajax Corp.
May 16, 2022
Page 2
              trusts within your total investments at fair value. Please clarify for us and in your filing if the investments in beneficial interests are subsequently measured at fair value or at some other value. Please refer to ASC 325-40-35.
                To the extent you record these investments at fair value, please tell us how you determined it was unnecessary to provide quantitative information about the significant unobservable inputs used in the fair value measurement of these investments. Please refer to ASC 820-10-50-2(bbb).

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Peter McPhun at 202-551-3581 or Jennifer Monick at
202-551-
3295 with any questions.



FirstName LastNameMary Doyle                                    Sincerely,
Comapany NameGreat Ajax Corp.
                                                                Division of
Corporation Finance
May 16, 2022 Page 2                                             Office of Real
Estate & Construction
FirstName LastName